EXHIBIT 8.1

LIST OF SUBSIDIARIES

•	2861399 Canada Inc., a corporation existing under the CBCA.

•	Microcell Solutions Inc., a corporation existing under the CBCA and doing business under the trade-mark Fido®.

•	Telcom Investments Inc., a corporation existing under the laws of the state of Delaware.

•	Inukshuk Internet Inc., a corporation existing under the CBCA.